Via Facsimile and U.S. Mail
Mail Stop 4720

December 23, 2009

Mr. Guy Millner
Chief Executive Officer
AssuranceAmerica Corporation
5500 Interstate North Parkway, Suite 600
Atlanta, GA 30328

Re: **AssuranceAmerica Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and
     September 30, 2009
     File No. 000-06334

Dear Mr. Millner:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 2

1. Please revise your disclosure to provide the information required by Industry Guide 6.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10

2. Based on your disclosure in Note 2 to the consolidated financial statements it
   appears that your liability for unpaid losses and loss adjustment expenses require
   significant estimates and assumptions on the part of management for which you
   should consider disclosing a critical accounting estimate using the guidance in
   Release FR-72. Pease revise MD&A to explain the judgments and uncertainties
   surrounding this estimate and the potential impact on your financial statements.
   This disclosure should enable the investor to understand 1) management's method
   for establishing the estimate; 2) whether and if so to what extent and why
   management has adjusted their assumptions used to determine the estimate from
   the assumptions used in the immediately preceding period and 3) the potential
   variability in the most recent estimate and the impact this variability may have on
   reported results, financial condition and liquidity. Please keep these points in
   mind in providing us your responses to comments listed below. Please revise
   your disclosure to provide the following information for each material line of
   business and also consider providing any additional information, to achieve this
   objective.

   a. Please disclose the amount of the reserve for loss and loss adjustment expense
      for each year presented on a gross basis.
   b. Please describe the methods you used to determine your reserve for loss and
      loss adjustment expense. Please ensure this description:
         1. Describes the method you use to calculate the IBNR reserve for each
            material line of business. For example, we understand that some
            companies may calculate this reserve by estimating the ultimate
            unpaid liability first and then reducing that amount by cumulative paid
            claims and by case reserves, but there may be other methods as well.
         2. Describes the extent of your procedures for determining the reserve for
            loss and loss adjustment expense on both an annual and interim
            reporting basis.
   c. Describe management's policy, if any, for adjusting the liability for unpaid
      losses and loss adjustment expenses to an amount that is different than the
      amount determined by its actuaries.
         1. If such a policy exists, describe the method used by management to
            determine the adjustment and the extent to which it relies on objective
            versus subjective determinations. Such adjustments may include, but
            not be limited to, an incremental provision, a reduction in the liability,
            or a reversal of a previously recorded adjustment.
         2. When such adjustments or reversals are made, include MD&A
            disclosure that identifies the amount of the adjustment or reversal, the
            method used by management to determine it, and the specific

       underlying reasons that explain why management believes the adjustment or reversal is necessary.

   d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

      1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

      2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

   e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

3. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Forms 10-Q for the Quarterly Periods ended March 31, 2009, June 30, 2009 and September 30, 2009

<u>Exhibits 31.1 and 31.2</u>

4. Please note certifications must be worded exactly as required by Item 601(b)(31) of Regulation S-K. Confirm for us that your certifications in future filings will include the internal control over financial reporting language in the introductory language of paragraph 4.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant